SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Consolidated Financial Information

Petróleo Brasileiro S.A. –
PETROBRAS and Subsidiaries

June 30, 2005 and 2004
with Review Report of Independent Registered
Public Accounting Firm

PETRÓLEO BRASILEIRO S.A. – PETROBRAS AND SUBSIDIARIES

CONSOLIDATED FINANCIAL INFORMATION

June 30, 2005 and 2004

Contents

Review Report of Independent Registered Public Accounting Firm		1
Consolidated Balance Sheets		2
Consolidated Statements of Income		4
Consolidated Statements of Cash Flows		6
Consolidated Statements of Changes in Shareholders' Equity		7
Notes to the Consolidated Financial Statements		10

1.	Basis of Financial Statements Preparation	10
2.	Derivative Instruments, Hedging and Risk Management Activities	11
3.	Income Taxes	15
4.	Inventories	15
5.	Receivable from Federal Government	16
6.	Financings	17
7.	Financial Income (Expenses), Net	20
8.	Project Financings	21
9.	Capital Lease Obligations	23
10.	Thermoelectric Liabilities	23
11.	Employees’ Postretirement Benefits and Other Benefits	25
12.	Shareholders’ Equity	25
13.	Commitments and Contingencies	27
14.	Segment Information	29
15.	Subsequent Events	38

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Petróleo Brasileiro S.A. - PETROBRAS

We have reviewed the condensed consolidated balance sheet of Petróleo Brasileiro S.A. – PETROBRAS and subsidiaries as of June 30, 2005 and the related condensed consolidated statements of income, cash flows and changes in shareholders' equity for the six-month periods ended June 30, 2005 and 2004. These interim financial statements are the responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Petróleo Brasileiro S.A. – PETROBRAS and subsidiaries as of December 31, 2004, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended not presented herein, and in our report dated May 13, 2005, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2004, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

ERNST & YOUNG
Auditores Independentes S/S

Paulo José Machado
Partner

Rio de Janeiro, Brazil
August 11, 2005

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
June 30, 2005 and December 31, 2004
Expressed in Millions of United States Dollars (except for the number of shares)

	June 30,	December 31,
	2005	2004

	(unaudited)	(Note 1)
Assets

Current assets
Cash and cash equivalents	7,229	6,856
Marketable securities	237	388
Accounts receivable, net	4,882	4,285
Inventories (Note 4)	5,634	4,904
Deferred income taxes	377	325
Recoverable taxes	1,495	1,475
Advances to suppliers	574	422
Other current assets	949	771

	21,377	19,426

Property, plant and equipment, net	42,967	37,020

Investments in non-consolidated companies and other investments	1,794	1,862

Other assets
Accounts receivable, net	460	411
Advances to suppliers	539	580
Petroleum and alcohol account – receivable
from Federal Government (Note 5)	322	282
Government securities	352	326
Marketable securities	283	313
Restricted deposits for legal proceedings and guarantees (Note 13)	866	699
Recoverable taxes	593	536
Goodwill	236	211
Prepaid expenses	262	271
Fair value asset of gas hedge (Note 2 (c))	497	635
Other assets	652	510

	5,062	4,774

Total assets	71,200	63,082

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)
June 30, 2005 and December 31, 2004
Expressed in Millions of United States Dollars (except for the number of shares)

	June 30,	December 31,
	2005	2004

Liabilities and shareholders’ equity	(unaudited)	(Note 1)

Current liabilities
Trade accounts payable	3,708	3,284
Income taxes payable	196	271
Taxes payable, other than income taxes	2,633	2,298
Short-term debt (Note 6)	1,087	547
Current portion of long-term debt (Note 6)	1,372	1,199
Current portion of project financings (Note 8)	2,067	1,313
Current portion of capital lease obligations (Note 9)	250	266
Accrued interest	311	204
Dividends and interest on capital payable	966	1,900
Contingencies (Note 13)	91	131
Payroll and related charges	559	618
Advances from customers	244	290
Employees’ postretirement benefits obligation - Pension	159	166
Other payables and accruals	554	841

	14,197	13,328

Long-term liabilities
Long-term debt (Note 6)	11,584	12,145
Project financings (Note 8)	3,972	4,399
Employees’ postretirement benefits obligation - Pension	3,734	2,915
Employees’ postretirement benefits obligation - Health care	2,722	2,137
Capital lease obligations (Note 9)	973	1,069
Deferred income taxes	2,158	1,558
Provision for abandonment	450	403
Thermoelectric liabilities (Note 10)	825	1,095
Contingencies (Note 13)	288	233
Deferred purchase incentive (Note 2 (c))	148	153
Other liabilities	284	264

	27,138	26,371

Minority interest	1,346	877

Shareholders’ equity (Note 12)
Shares authorized and issued
Preferred share – 2005 and 2004 - 462,369,507 shares	4,772	4,772
Common share – 2005 and 2004 - 634,168,418 shares	6,929	6,929
Capital reserve	156	134
Retained earnings
Appropriated	13,017	11,526
Unappropriated	14,919	13,199
Accumulated other comprehensive income
Cumulative translation adjustments	(9,405)	(12,539)
Amounts not recognized as net periodic pension cost, net of tax	(2,231)	(1,975)
Unrealized gains on available for sale securities, net of tax	362	460

	28,519	22,506

Total liabilities and shareholders’ equity	71,200	63,082

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
June 30, 2005 and 2004
Expressed in Millions of United States Dollars
(except number of shares and earnings per share)
(Unaudited)

	Six-month period ended
	June 30,

	2005	2004

Sales of products and services	32,292	23,137
Less:
Value-added and other taxes on sales and services	(6,460)	(5,125)
Contribution of intervention in the economic domain charge – CIDE	(1,404)	(1,223)

Net operating revenues	24,428	16,789

Cost of sales	12,614	8,675
Depreciation, depletion and amortization	1,401	1,163
Exploration, including exploratory dry holes	276	204
Selling, general and administrative expenses	1,887	1,179
Research and development expenses	166	114
Other operating expenses	176	143

Total costs and expenses	16,520	11,478

Equity in results of non-consolidated companies	74	102
Financial income (Note 7)	85	445
Financial expenses (Note 7)	(744)	(935)
Monetary and exchange variation on monetary assets and liabilities, net
(Note 7)	453	(320)
Employee benefit expense for non-active participants	(458)	(312)
Other taxes	(167)	(270)
Other expenses, net	(537)	(117)

	(1,294)	(1,407)

Income before income taxes and minority interest	6,614	3,904

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Continued)
June 30, 2005 and 2004
Expressed in Millions of United States Dollars
(except number of shares and earnings per share)
(Unaudited)

	Six-month period ended
	June 30,

	2005	2004

Income taxes expense (Note 3)
Current	(1,491)	(1,212)
Deferred	(592)	(121)

	(2,083)	(1,333)

Minority interest in results of consolidated subsidiaries	(366)	73

Net income for the period	4,165	2,644

Net income applicable to each class of shares
Common/ADS	2,409	1,529
Preferred/ADS	1,756	1,115

Net income for the period	4,165	2,644

Basic and diluted earnings per share (Note 12)
Common/ADS and Preferred/ADS	3.80	2.41

Weighted average number of shares outstanding
Common/ADS	634,168,418	634,168,418
Preferred/ADS	462,369,507	462,369,507

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
June 30, 2005 and 2004
Expressed in Millions of United States Dollars
(Unaudited)

	Six-month period ended
	June 30,

	2005	2004

Cash flows from operating activities
Net income for the period	4,165	2,644
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	1,401	1,165
Dry hole costs	129	82
Loss on sale of property, plant and equipment	36	77
Amortization of deferred purchase incentive	(23)	-
Deferred income taxes	592	121
Equity in the results of non-consolidated companies	(74)	(102)
Minority interest in results of consolidated subsidiaries	366	(73)
Foreign exchange and monetary gain	(115)	477
Financial expense on gas hedge operations	138	-

Decrease (increase) in assets:
Accounts receivable, net	(312)	(533)
Petroleum and alcohol account, receivable from Federal Government	(4)	(17)
Marketable securities	180	(19)
Inventories	(165)	(986)
Recoverable taxes	59	(209)
Advances to suppliers	(93)	(72)
Prepaid expenses	28	-
Others	(8)	(199)

Increase (decrease) in liabilities
Trade accounts payable	267	325
Payroll and related charges	(94)	58
Taxes payable, other than income taxes	32	95
Income taxes payable	(79)	126
Employee’s postretirement benefits, net of unrecognized pension obligation	532	449
Accrued interest	88	72
Contingencies	(11)	(43)
Other liabilities	(158)	(115)

Net cash provided by operating activities	6,877	3,323

Cash flows from investing activities
Additions to property, plant and equipment	(4,405)	(2,955)
Investments	(53)	(55)
Others	(58)	(35)
Net cash used in investing activities	(4,516)	(3,045)

Cash flows from financing activities
Short-term debt, net of issuances and repayments	(211)	(625)
Proceeds from issuance and draw-down on long-term debt	535	519
Principal payments on long-term debt	(657)	(688)
Proceeds from project financings	332	744
Payments of project finacing	(401)	(377)
Payment of capital lease obligations	(256)	(228)
Dividends paid to shareholders	(1,908)	(1,788)
Dividends paid to minority interests	(22)	(6)

Net cash used in financing activities	(2,588)	(2,449)

Decrease in cash and cash equivalents	(227)	(2,171)
Effect of exchange rate changes on cash and cash equivalents	600	(454)
Cash and cash equivalents at beginning of period	6,856	8,344

Cash and cash equivalents at end of period	7,229	5,719

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
June 30, 2005 and 2004
Expressed in Millions of United States Dollars (except per-share amounts)
(Unaudited)

	Six-month period ended
	June 30,

	2005	2004

Preferred shares
Balance at January 1	4,772	2,973
Capital increase from undistributed earnings reserve		1,799

Balance at June 30	4,772	4,772

Common shares
Balance at January 1	6,929	4,289
Capital increase from undistributed earnings reserve		2,640

Balance at June 30	6,929	6,929

Capital reserve – fiscal incentive
Balance at January 1	134	118
Transfer from (to) unappropriated retained earnings	22	(5)

Balance at June 30	156	113

Accumulated other comprehensive income

Cumulative translation adjustments
Balance at January 1	(12,539)	(14,450)
Change in the period	3,134	(1,407)

Balance at June 30	(9,405)	(15,857)

Amounts not recognized as net periodic pension cost
Balance at January 1	(1,975)	(1,588)
(Increase) decrease in additional minimum liability	(387)	169
Tax effect on above	131	(58)

Balance at June 30	(2,231)	(1,477)

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Continued)
June 30, 2005 and 2004
Expressed in Millions of United States Dollars (except per-share amounts)
(Unaudited)

	Six-month period ended
	June 30,

	2005	2004

Unrecognized gains on available for sale securities
Balance at January 1	460	157
Unrealized (losses) gains	(148)	18
Tax effect on above	50	(6)

Balance at June 30	362	169

Appropriated retained earnings

Legal reserve
Balance at January 1	1,520	1,089
Transfer from (to) unappropriated retained earnings, net of gain or loss on
translation	197	(76)

Balance at June 30	1,717	1,013

Undistributed earnings reserve
Balance at January 1	9,688	9,372
Capital increase	-	(4,439)
Transfer from (to) unappropriated retained earnings, net of gain or loss on
translation	1,253	(412)

Balance at June 30	10,941	4,521

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Continued)
June 30, 2005 and 2004
Expressed in Millions of United States Dollars (except per-share amounts)
(Unaudited)

	Six-month period ended
	June 30,

	2005	2004

Statutory reserve
Balance at January 1	318	235
Transfer from (to) unappropriated retained earnings, net of gain or loss
on translation	41	(16)

Balance at June 30	359	219

Total appropriated retained earnings	13,017	5,753

Unappropriated retained earnings

Balance at January 1	13,199	14,957
Net income for the period	4,165	2,644
Dividends (per share: 2005 – US$ 0.85 to common and preferred shares;
2004 – US$ 0.78 to common and preferred shares)	(932)	(857)
Appropriation (to) from fiscal incentive reserves	(22)	5
Appropriation (to) from reserves	(1,491)	504

Balance at June 30	14,919	17,253

Total shareholders' equity	28,519	17,655

Comprehensive income is comprised as follows:

Net income for the period	4,165	2,644
Cumulative translation adjustments	3,134	(1,407)
Amounts not recognized as net periodic pension cost	(256)	111
Unrealized (loss) gain on available-for-sale securities	(98)	12

Total comprehensive income	6,945	1,360

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
Expressed in Millions of United States Dollars
(except when specifically indicated) (Unaudited)

1. Basis of Financial Statements Preparation

The accompanying unaudited condensed consolidated financial statements of Petróleo Brasileiro S.A. - PETROBRAS (the Company) have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and the rules and regulations of the Securities and Exchange Commission (SEC) for interim financial statements. Accordingly they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These unaudited consolidated financial statements and the accompanying notes should be read in conjunction with the consolidated financial statements for the year ended December 31, 2004 and the notes thereto.

The balance sheet at December 31, 2004 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

The consolidated financial statements as of June 30, 2005 and for the six-month periods ended June 30, 2005 and 2004, included in this report, are unaudited. However, in management's opinion, such consolidated financial statements reflect all normal recurring adjustments that are necessary for a fair presentation. The results for the interim periods are not necessarily indicative of trends or of results expected for the full year ending December 31, 2005.

The preparation of these financial statements requires the use of estimates and assumptions that reflect the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto.

Certain prior period amounts have been reclassified to conform to the current period’s presentation. These reclassifications had no impact on the Company’s net income or shareholders’ equity.

Pursuant to Rule 436 (c) under the Securities Act of 1933 (the “Act”), this is not a “report” and should not be considered a part of any registration statement prepared or certified within the meanings of Sections 7 and 11 of the Act and therefore, the independent accountant’s liability under Section 11 does not extend to the information included herein.

2. Derivative Instruments, Hedging and Risk Management Activities

The Company is exposed to a number of market risks arising from the normal course of its business. Such market risks principally involve the possibility that changes in interest rates, currency exchange rates or commodity prices will adversely affect the value of the Company's financial assets and liabilities or future cash flows and earnings. The Company maintains an overall risk management policy that is developed under the direction of the Company's executive officers.

The Company may use derivative and non-derivative instruments to implement its overall risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. Market risk is the adverse effect on the value of a financial instrument that results from a favorable change in interest rates, currency exchange rates, or commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions. Market risk is managed by the Company's executive officers. The Company does not hold or issue financial instruments for trading purposes.

a) Foreign currency risk management

The Company’s foreign currency risk management strategy may involve the use of derivative instruments to protect against foreign exchange rate volatility, which may impair the value of certain of the Company’s obligations. The Company currently uses zero-cost foreign exchange collars to implement this strategy.

During 2000, the Company entered into three zero cost foreign exchange collars to reduce its exposure to variations between the U.S. Dollar and the Japanese Yen, and between the U.S. Dollar and Euro relative to long-term debt denominated in foreign currencies with a notional amount of approximately US$ 470. The Company does not use hedge accounting for these derivative instruments. These collars establish a ceiling and a floor for the associated exchange rates. If the exchange rate falls below the defined floor, the counterparties will pay to the Company the difference between the actual rate and the floor rate on the notional amount. Conversely, if the exchange rate rises above the defined ceiling, the Company will pay to the counterparties the difference between the actual rate and the ceiling rate on the notional amount. The contracts expire upon the maturity date of each note.

2. Derivative Instruments, Hedging and Risk Management Activities (Continued)

a) Foreign currency risk management (Continued)

One of the Euro zero cost collars was settled on December 31, 2004, with cash of US$ 18 being received.

The call and put portion of the Company’s zero cost foreign exchange collars at June 30, 2005 have a fair value of US$ 17 and US$ 1, respectively (US$ 18 and US$ 3 at December 31, 2004, respectively).

b) Crude oil price risk management

The Company is exposed to crude oil price risks as a result of the fluctuation of crude oil and oil product prices. The Company’s crude oil price risk management activities primarily consist of futures contracts traded on stock exchanges and options and swaps entered into with major financial institutions. The futures contracts provide economic hedges to anticipated crude oil purchases and sales, generally forecast to occur within a 30 to 360 day period, and reduce the Company’s exposure to volatile commodity prices.

The Company's exposure on these contracts is limited to the difference between contract value and market value on the volumes hedged. Crude future contracts are marked to market and related gains and losses are recognized currently under earnings, irrespective of when physical crude sales occur. During the six-month periods ended June 30, 2005 and 2004, the Company carried out economic hedging activities on 13.8% and 44.5%, respectively, of its total traded volume (imports and exports). The open positions on the futures market, compared to spot market value, resulted in a loss of US$ 1 and a loss of US$ 16 during the six-month periods ended June 30, 2005 and 2004, respectively.

2. Derivative Instruments, Hedging and Risk Management Activities (Continued)

c) Natural gas derivative contract

In connection with the long-term contract to buy gas (“The Gas Supply Agreement” or "GSA") to supply thermoelectric plants and for other uses in Brazil, the Company entered into a contract, with a gas producer that constituted a derivative financial instrument under SFAS 133. This contract, the Natural Gas Price Volatility Reduction Contract (the "PVRC"), was executed with the purpose to reduce the volatility of price under the GSA.

The terms of the PVRC include for the period from 2005 to 2019, a collar with PETROBRAS receiving cash payments when the calculated price is over the established ceiling and PETROBRAS making cash payments when the price is below the established floor, with no cash payments being made when the price is between the ceiling and the floor.

As of June 30, 2005 and December 31, 2004, the Company recorded a liability of US$ 148 and US$ 153, respectively, which is deemed a deferred purchase incentive, and which is being amortized into cost of sales on the basis of the volumes anticipated under the PVRC. At June 30, 2005, the Company recorded a gain in the amount of US$ 3, net of deferred tax effect of US$ 2, related to the amortization of this deferred purchase incentive.

As of June 30, 2005 and  December 31, 2004, the Company   recorded  a  derivative  asset based on the fair value calculation in  the amount of US$ 497 and US$ 635, respectively. At June 30, 2005 the Company recorded a mark-to-market (or “MTM”) loss in the amount of US$ 68, net of deferred tax effect of US$ 35. The derivative losses are recorded as a component of financial expenses. The decrease in the fair value calculation for the PVRC contract was principally attributable to a change in Bolivia Hydrocarbon Tax Law, whose concepts are included in calculation of the ceiling and floor price.

2. Derivative Instruments, Hedging and Risk Management Activities (Continued)

d) Interest Rate Risk Management

The Company’s interest rate risk is a function of the Company’s long-term debt and, to a lesser extent, short-term debt. The Company’s foreign currency floating rate debt is principally subject to fluctuations in LIBOR and the Company’s floating rate debt denominated in Reais is principally subject to fluctuations in the Brazilian long-term interest rate (TJLP), as fixed by the Brazilian Central Bank. The Company currently does not utilize derivative financial instruments to manage its exposure to fluctuations in interest rates. However, the Company has been studying various forms of derivatives to reduce its exposure to interest rate fluctuations and may use these financial instruments in the future.

e) Risk management activity at PEPSA

PEPSA also uses derivative instruments such as options, swaps and others, mainly to mitigate the impact of changes in crude oil prices, interest rates and future exchange rates. Such derivative instruments are designed to mitigate specific exposures, and are assessed periodically to assure high correlation of the derivative instrument to the risk exposure identified and to assure the derivative is highly effective in offsetting changes in cash flows inherent in the covered risk. PEPSA qualifies for hedge accounting treatment for its crude oil derivative instruments and its interest rate swap derivative instruments.

3. Income Taxes

Substantially all of the Company’s taxable income is generated in Brazil and is therefore subject to the Brazilian statutory tax rate. The following table reconciles the tax calculated based upon statutory tax rates to the income taxes expense recorded in these consolidated financial statements.

	Six-month period ended June, 30

	2005	2004

Income before income taxes and minority interest	6,614	3,904

Tax expense at statutory rates – (34%)	(2,249)	(1,327)
Adjustments to derive effective tax rate:
Non-deductible post-retirement and health-benefits	(118)	(72)
Tax benefit on interest on shareholders’ equity	317	139
Others	(33)	(73)

Income tax expense per consolidated statement of income	(2,083)	(1,333)

4. Inventories

	June 30,	December 31,
	2005	2004

Products
Oil products	2,372	1,728
Fuel alcohol	69	72

	2,441	1,800

Raw materials, mainly crude oil	2,221	2,286
Materials and supplies	770	697
Others	202	121

	5,634	4,904

5. Receivable from Federal Government

a) Changes in the Petroleum and alcohol account

The following summarizes the changes in the Petroleum and alcohol account for the six-month period ended June 30, 2005:

Six-month period ended
June 30, 2005

Opening balance	282
Financial income	4
Translation gain	36

Ending balance	322

b) Certification by the Federal Government

The ANP/STN Integrated Audit Committee submitted, on June 23, 2004, its final report certifying and approving the balance of the Petroleum and alcohol account. The conclusion of this audit process for the Petroleum and alcohol account establishes the basis for concluding the settlement process between the Federal Government and PETROBRAS.

c) National Treasury Bonds Series H (NTN-H)

The Company and the Federal Government reached an agreement whereby the Federal Government issued National Treasury Bonds - H (NTN-H) into a federal depositary on behalf of the Company to support the balance of the Petroleum and alcohol account.

As of June 30, 2004, there were 138,791 National Treasury Notes – series H (NTN-H), in the amount of US$ 56, at which time the balance of the Petroleum and alcohol account was US$ 241. Upon maturity of the NTNs-H, the Federal Government made US$ 3 available to PETROBRAS and the remaining US$ 53 was deposited in an account in the Company’s name, however, such amount is restricted from use by order of STN. The legal, valid, and binding nature of the account is not affected by any difference between the balance of the account and the value of the outstanding bonds.

5. Receivable from Federal Government (Continued)

d) Settlement of the Petroleum and alcohol account with the Federal Government

The remaining balance of the Petroleum and alcohol account may be paid as follows:

  National Treasury Bonds issued at the same amount as the final balance of the Petroleum and alcohol account as determined by the audit;
  Offset of the balance of the Petroleum and alcohol account, with any other amount owed by PETROBRAS to the Federal Government, including taxes; or
  by a combination of the above options.

6. Financings

a) Short-term debt

The Company's short-term borrowings are principally sourced from commercial banks and include import and export financing denominated in United States dollars, as follows:

	June 30,	December 31,
	2005	2004

Imports - oil and equipment	482	456
Working capital	605	91

	1,087	547

The weighted average annual interest rates on outstanding short-term borrowings were 4.56% and 4.43% at June 30, 2005 and December 31, 2004, respectively.

6. Financings (Continued)

b) Long-term debt

  Composition

	June 30,	December 31,
	2005	2004

Foreign currency
Notes	5,644	6,440
Financial institutions	3,244	3,217
Sale of future receivables	1,635	1,707
Suppliers’ credits	1,096	726
Senior exchangeable notes	330	330
Assets related to export program to be offset against
sales of future receivables	(300)	(300)
Repurchased securities (1)	(346)	(291)

	11,303	11,829

Local currency
Debentures	936	814
National Economic and Social Development
Bank – BNDES	320	343
Debentures – (related party)	301	274
Others	96	84

	1,653	1,515

Total	12,956	13,344
Current portion of long-term debt	(1,372)	(1,199)

	11,584	12,145

(1)
At June 30, 2005 and December 31, 2004, the Company had amounts invested abroad in an exclusive investment fund that held debt securities of some of the PETROBRAS group companies and some of the SPEs that the Company consolidates according to FIN 46, in the total amount of US$ 2,068 and US$ 2,013, respectively. These securities are considered to be extinguished, and thus the related amounts, together with applicable interest have been removed from the presentation of marketable securities and long-term debt, of US$ 346 and US$ 291, respectively, and project financings, of US$ 1,722 in both periods. See also Note 8. Gains and losses on extinguishment are recognized as incurred. Subsequent reissuances of notes at amounts greater or lower than par are recorded as premium or discounts and are amortized over the life of the notes. In the six-month period ended June 30, 2005, PETROBRAS recognized net losses on extinguishment of debt of US$ 15 and had no debt reissuances.

6. Financings (Continued)

b) Long-term debt (Continued)

  Composition of foreign currency denominated debt by currency

	June 30, 2005	December 31, 2004

Currency
United States dollars	10,563	10,949
Japanese Yen	462	553
Euro	278	326
Others	-	1

	11,303	11,829

  Maturities of the principal of long-term debt

The long-term portion at June 30, 2005 becomes due in the following years:

2006	739
2007	2,051
2008	1,568
2009	865
2010	1,490
2011 and thereafter	4,871

11,584

6. Financings (Continued)

b) Long-term debt (Continued)

  Composition of long-term debt by annual interest rate

Interest rates on long-term debt were as follows:

	June 30,	December 31
	2005	2004

Foreign currency
6% or less	4,085	4,769
Over 6% to 8%	2,385	2,178
Over 8% to 10%	4,482	4,552
Over 10% to 15%	351	330

	11,303	11,829

Local currency
6% or less	373	393
Over 8% to 10%	275	248
Over 10% to 15%	1,005	874

	1,653	1,515

	12,956	13,344

7. Financial Income (Expenses), Net

Financial expenses, financial income and monetary and exchange variation on monetary assets and liabilities, net, allocated to income for the six-month periods ended June 30, 2005 and 2004 are shown as follows:

	Six-month period ended June 30,

	2005	2004

Financial expenses
Loans and financings	(539)	(549)
Capitalized interest	251	110
Leasing	(48)	(57)
Project financings	(142)	(188)
Losses on derivative instruments	(87)	(125)
Repurchased securities losses	(15)	(113)
Losses on fair value of gas hedge	(103)	-
Others	(61)	(13)

	(744)	(935)
Financial income
Investments	(68)	341
Advances to suppliers	18	16
Government securities	24	10
Others	111	78

	85	445

Monetary and exchange variation
Monetary and exchange variation on monetary assets	93	252
Monetary and exchange variation on monetary liabilities	360	(572)

	453	(320)

	(206)	(810)

8. Project Financings

Since 1997, the Company has utilized project financing to provide capital for the continued development of the Company’s exploration and production and related projects. Project financing special purpose entities are consolidated on a line by line basis and the project financings obligation represents the debt of the consolidated SPE with the third-party lender. The Company’s responsibility under these contracts is to complete the development of the oil and gas fields, operate the fields, pay for all operating expenses related to the projects and remit a portion of the net proceeds generated from the fields to fund the special purpose companies’ debt and return on equity payments. At the conclusion of the term of each financing project, the Company will have the option to purchase the leased or transferred assets from the consolidated special purpose company.

The following summarizes the liabilities related to the projects that were in progress at June 30, 2005 and December 31, 2004:

	June 30,	December 31,
	2005	2004

Barracuda/Caratinga	2,686	2,534
Companhia Locadora de Equipamentos Petrolíferos – CLEP (1)	1,724	1,700
Cabiúnas	964	1,045
Espadarte/Voador/Marimbá (EVM)	457	516
Nova Marlim	460	386
Marlim	584	593
Nova Transportadora do Sudeste – NTS	288	260
Nova Transportadora do Nordeste – NTN	223	141
PDET S.A.	187	111
Pargo, Carapeba, Garoupa and Cherne (PCGC)	52	67
Albacora	75	81
Transportadora Urucu Manaus (2)	61	-
Repurchased securities (3)	(1,722)	(1,722)

	6,039	5,712
Current portion of project financings	(2,067)	(1,313)

	3,972	4,399

(1)	Former Langstrand Holdings S.A.

(2)	Transportadora Urucu - Manaus S.A is responsible for the development of a Gas and Energy project which relates to the construction of a 395 km gas pipeline between Coari and Manaus.

(3)
At June 30, 2005 and December 31, 2004, the Company had amounts invested abroad in an exclusive investment fund. These securities are considered to be extinguished, and thus the related amounts, together with applicable interest have been removed from the presentation of marketable securities and project financings. See also Note 6.

8. Project Financings (Continued)

At June 30, 2005, the long-term portion of project financing becomes due in the following years:

2006	766
2007	955
2008	729
2009	620
2010	855
2011 and thereafter	47

3,972

As of June 30, 2005, the amounts of cash outlay commitments assumed related to consolidated structured project financings are presented as follows:

PDET S.A.	723
Nova Transportadora do Sudeste – NTS	176
Nova Transportadora do Nordeste – NTN	225

1,124

9. Capital Lease Obligations

The Company leases certain offshore platforms and vessels, which are accounted for as capital leases. At June 30, 2005, these assets had a net book value of US$ 1,484 (US$ 1,518 at December 31, 2004).

The following is a schedule by year of the future minimum lease payments at June 30, 2005:

2005	181
2006	297
2007	276
2008	243
2009	220
2010	171
2011 and thereafter	207

Estimated future lease payments	1,595

Less amount representing interest at 6.2% to 12.0% annual	(370)
Less amount representing executory costs	(2)

Present value of minimum lease payments	1,223
Less current portion of capital lease obligations	(250)

Long-term portion of capital lease obligations	973

10. Thermoelectric Liabilities

The balance of thermoelectric obligations was US$ 825 and US$ 1,095 at June 30, 2005 and December 31, 2004, respectively.

On August 13, 2004, the Board of Directors of PETROBRAS approved the financial conditions for the acquisition of 100% interest of Eletrobolt Thermoelectric plant. The documentation for acquisition of Sociedade Fluminense de Energia (SFE), the owner of Eletrobolt, was signed April 29, 2005, thus concluding the process for acquisition of that company. The agreed-upon price of its shares is US$ 65. The Company’s previous investment on Eletrobolt was being accounted for in accordance to FIN 46 and the acquisition was accounted for as a business combination but had no material impact on PETROBRAS’ consolidated accounting records. Due to the immateriality, proforma information has not been presented.

10. Thermoelectric Liabilities (Continued)

In February, 2005, in order to facilitate the financial restructuring process of Termorio, PETROBRAS acquired the remaining 50% interest of Termorio´s voting capital from NRG for US$ 83 bringing its ownership to 100% of total and voting capital. The Company’s previous investment on Termorio was being accounted for in accordance to FIN 46 and the acquisition was accounted for as a business combination but had no material impact on PETROBRAS’ consolidated accounting records. Due to the immateriality, proforma information has not been presented.

On June 24, 2005, PETROBRAS acquired Termoceará Ltda. This is a plant with net generation capacity of 220 MW/h, of the “Merchant” type, for which PETROBRAS executed between 2001 and 2002 a contract with a clause for contingent payments related to taxes, charges and tariffs, operational costs, maintenance and investments (capacity), in case the plant did not generate revenues sufficient to cover these costs. The acquisition price was equal to US$ 137, of which US$ 81 related to the purchase of tangible assets of the thermoelectric plant and US$ 56 was designated to settle of payables to the lenders of the project (BNDES and Eximbank). The excess of amounts paid over fair value of assets acquired is attributable to intangible assets and goodwill. The Company’s previous investment on Termoceará was being accounted for in accordance to FIN 46 and the acquisition was accounted for as a business combination but had no material impact on PETROBRAS’ consolidated accounting records. Due to the immateriality, proforma information has not been presented.

11. Employees’ Postretirement Benefits and Other Benefits

The Company sponsors a contributory defined benefit pension plan covering substantially all of its employees and provides certain health care benefits for a number of active and retired employees. In 2004, the Company made contributions of US$ 221 to pension and health care plans.

Net periodic benefit cost includes the following components:

	As of June 30,

	2005		2004

		Health		Health
	Pension	care	Pension	care
	benefits	benefits	benefits	benefits

Service cost – benefits earned during the period	70	35	66	22
Interest on projected benefit obligation	653	231	426	169
Expected return on plan assets	(442)	-	(300)	-
Amortization of net (gain)/ loss	187	70	-	-
Translation (gain)/ loss	1	(1)	(14)	(10)
Recognized actuarial loss	-	-	120	40

	469	335	298	221
Employees’ contributions	(59)	-	(49)	-

Net periodic benefit cost	410	335	249	221

12. Shareholders’ Equity

The Company’s subscribed and fully paid-in capital at June 30, 2005 and December 31, 2004 consisted of 634,168,418 common shares and 462,369,507 preferred shares.

The dividends for the year ended 2004, as approved at the General Shareholder’s Meeting held March 31, 2005, amounted to US$ 1,900, corresponding to R$ 4.60 per share (US$ 1.73 per share calculated by year-end exchange rate), include the portion of interest on shareholders’ equity approved by the Board of Directors on September 17, 2004 and paid to the shareholders on February 15, 2005, amounting to US$ 1,239, corresponding to R$ 3.00 per share (US$ 1.13 per share calculated by year-end exchange rate). The balance of dividends (US$ 248) and the portion of the interest on shareholders’ equity (US$ 413) were made available to stockholders on May 17, 2005, the deadline stipulated pursuant to Articles 132, item II, and 205, paragraph 3, of the Brazilian Corporation Law (No. 6.404/76) .

12. Shareholders’ Equity (Continued)

On June 17, 2005, the Board of Directors of the Company approved the distribution of interest on shareholders’ equity to shareholders in the amount of US$ 933, as provided for in article 9 of Law No. 9,249/95 and Decrees No. 2,673/98 and No. 3,381/00.

This amount will be made available to shareholders up to January 31, 2006, based on their shareholdings at June 30, 2005, corresponding to US$ 0.85 per common and preferred share, and will be discounted from the dividends that come to be determined based on adjusted net income for 2005, and monetarily adjusted by reference to the Selic variation if paid before December 31, 2006, from the date of actual payment through to the end of said year. If paid in 2005, the amount to be distributed will be monetarily adjusted based on the Selic variation as from December 31, 2005 to the date of beginning of payment.

Basic and diluted earnings per share amounts have been calculated as follows:

	Six-month period ended June 30,

	2005	2004

Net income for the period	4,165	2,644

Less priority preferred share dividends	(377)	(244)
Less common shares dividends, up to the priority preferred shares
dividends on a per-share basis	(517)	(335)

Remaining net income to be equally allocated to common and preferred
shares	3,271	2,065

Weighted average number of shares outstanding
Common/ADS	634,168,418	634,168,418
Preferred/ADS	462,369,507	462,369,507

Basic and diluted earnings per share
Common/ADS and Preferred/ADS	3.80	2.41

13. Commitments and Contingencies

PETROBRAS is subject to a number of commitments and contingencies arising in the normal course of its business. Additionally, the operations and earnings of the Company have been, and may be in the future, affected from time to time in varying degrees by political developments and laws and regulations, such as the Federal Government's continuing role as the controlling shareholder of the Company, the status of the Brazilian economy, forced divestiture of assets, tax increases and retroactive tax claims, and environmental regulations. The likelihood of such occurrences and their overall effect upon the Company are not readily determinable.

a) Litigation

The Company is a defendant in numerous legal actions involving civil, tax, labor, corporate and environment issues arising in the normal course of its business. Based on the advice of its internal legal counsel and management’s best judgment, the Company has recorded accruals in amounts sufficient to provide for losses that are considered probable and reasonably estimable. The following presents these accruals by nature of claim:

	June 30,	December 31,
	2005	2004

Labor claims	32	26
Tax claims	91	73
Civil claims	141	123
Commercials claims and other contingencies	36	35

	300	257

Contingencies for joint liability	79	107

Total	379	364

Current contingencies	91	131

Long-term contingencies	288	233

As of June 30, 2005 and December 31, 2004, in accordance with Brazilian law, the Company had paid US$ 866 and US$ 699, respectively, into federal depositories to provide collateral for these and other claims until they are settled. These amounts are reflected in the balance sheet as restricted deposits for legal proceedings and guarantees.

13. Commitments and Contingencies (Continued)

b) Environmental matters

The Company is subject to various environmental laws and regulations. These laws regulate the activities involving discharge of oil, gas or other materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of such materials at various sites.

14. Segment Information

The following presents the Company's assets by segment:

	As of June 30, 2005

	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy	disclosure)	Distribution	Corporate	Eliminations	Total

Current assets	2,437	8,929	1,130	2,300	2,011	7,719	(3,149)	21,377

Cash and cash equivalents	560	480	261	545	101	5,282	-	7,229
Other current assets	1,877	8,449	869	1,755	1,910	2,437	(3,149)	14,148

Investments in non-consolidated companies
and other investments	9	806	337	522	20	100	-	1,794

Property, plant and equipment, net	23,810	7,596	5,246	4,329	1,187	832	(33)	42,967

Non current assets	1,263	389	1,283	388	280	5,046	(3,587)	5,062

Petroleum and alcohol account	-	-	-	-	-	322	-	322
Government securities	-	-	-	-	-	352	-	352
Other assets	1,263	389	1,283	388	280	4,372	(3,587)	4,388

Total assets	27,519	17,720	7,996	7,539	3,498	13,697	(6,769)	71,200

14. Segment Information (Continued)

	As of June 30, 2005

	International

	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total

Current assets	1,449	707	402	86	711	(1,055)	2,300

Cash and cash equivalents	141	46	4	5	349	-	545
Other current assets	1,308	661	398	81	362	(1,055)	1,755
Investments in non-consolidated companies
and other investments	170	47	246	-	59	-	522

Property, plant and equipment, net	3,471	521	207	75	55	-	4,329

Non current assets	377	32	32	23	1,666	(1,742)	388

Other assets	377	32	32	23	1,666	(1,742)	388

Total assets	5,467	1,307	887	184	2,491	(2,797)	7,539

14. Segment Information (Continued)

	As of December 31, 2004

	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy	disclosure)	Distribution	Corporate	Eliminations	Total

Current assets	2,551	7,341	1,139	1,940	1,717	6,506	(1,768)	19,426

Cash and cash equivalents	878	496	178	490	104	4,710	-	6,856
Other current assets	1,673	6,845	961	1,450	1,613	1,796	(1,768)	12,570

Investments in non-consolidated companies
and other investments	8	919	307	516	25	87	-	1,862

Property, plant and equipment, net	20,458	6,333	4,506	4,160	1,011	571	(19)	37,020

Non current assets	1,270	438	1,331	316	265	6,783	(5,629)	4,774

Petroleum and alcohol account	-	-	-	-	-	282	-	282
Government securities	-	-	-	-	-	326	-	326
Other assets	1,270	438	1,331	316	265	6,175	(5,629)	4,166

Total assets	24,287	15,031	7,283	6,932	3,018	13,947	(7,416)	63,082

14. Segment Information (Continued)

	As of December 31, 2004

	International

	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total

Current assets	1,112	579	272	99	638	(760)	1,940

Cash and cash equivalents	151	45	2	6	286	-	490
Other current assets	961	534	270	93	352	(760)	1,450
Investments in non-consolidated companies
and other investments	159	50	239	-	68	-	516

Property, plant and equipment, net	3,317	507	199	87	50	-	4,160

Non current assets	310	26	11	11	1,399	(1,441)	316

Other assets	310	26	11	11	1,399	(1,441)	316

Total assets	4,898	1,162	721	197	2,155	(2,201)	6,932

14. Segment Information (Continued)

Revenues and net income by segment are as follows:

	Six-month period ended June 30, 2005

	Exploration			International
	and		Gas and	(see separate
	Production	Supply (1)	Energy	disclosure)	Distribution	Corporate	Eliminations	Total
	(1)

Net operating revenues to third parties	799	14,189	845	1,725	6,870	-	-	24,428
Inter-segment net operating revenues	11,544	5,368	525	372	106	-	(17,915)	-

Net operating revenues	12,343	19,557	1,370	2,097	6,976	-	(17,915)	24,428

Cost of Sales	(4,714)	(16,469)	(937)	(1,059)	(6,292)	-	16,857	(12,614)
Depreciation, depletion and amortization	(732)	(320)	(47)	(231)	(45)	(26)	-	(1,401)
Exploration, including exploratory dry holes	(230)	-	-	(46)	-	-	-	(276)
Selling, general and administrative expenses	(152)	(541)	(138)	(190)	(416)	(450)	-	(1,887)
Research and development expenses	(61)	(21)	(10)	(1)	(1)	(72)	-	(166)
Other operating expenses	(33)	(22)	(92)	(29)	-	-	-	(176)

Costs and expenses	(5,922)	(17,373)	(1,224)	(1,556)	(6,754)	(548)	16,857	(16,520)

Equity in results of non-consolidated companies	-	5	31	33	-	5	-	74
Financial income (expenses), net	139	21	(61)	(218)	(17)	(70)	-	(206)
Employee benefit expense for non active
participants	-	(1)	-	-	(19)	(438)	-	(458)
Other taxes	(9)	(15)	(11)	(21)	(32)	(79)	-	(167)
Other expenses, net	(41)	(82)	(154)	7	(27)	(183)	(57)	(537)

Income (loss) before income taxes and	6,510	2,112	(49)	342	127	(1,313)	(1,115)	6,614
minority interest

Income tax benefits (expense)	(2,190)	(676)	(4)	(116)	(57)	584	376	(2,083)

Minority interest	(217)	(34)	(73)	(42)	-	-	-	(366)

Net income (loss)	4,103	1,402	(126)	184	70	(729)	(739)	4,165

(1)	In 2005 revenues from commercialization of oil to third parties are being classified in accordance with the points of sale, which could be Exploration & Production or Supply segments. Until 2004, revenues from commercialization of oil were completely allocated to Exploration & Production. This classification generated no significant impact on the results reported for these segments and segments information has not been restated as it is impractical to gather and collect data for prior periods as to point of sale.

14. Segment Information (Continued)

	Six-month period ended June 30, 2005

	International

	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	456	506	241	522	-	-	1,725
Inter-segment net operating revenues	655	625	15	1	-	(924)	372

Net operating revenues	1,111	1,131	256	523	-	(924)	2,097

Cost of sales	(271)	(1,004)	(199)	(502)	-	917	(1,059)
Depreciation, depletion and amortization	(181)	(32)	(6)	(5)	(7)	-	(231)
Exploration, including exploratory dry holes	(46)	-	-	-	-	-	(46)
Selling, general and administrative expenses	(54)	(29)	(3)	(32)	(72)	-	(190)
Research and development expenses	-	-	-	-	(1)	-	(1)
Other operating expenses	(38)	5	6	-	(3)	1	(29)

Costs and expenses	(590)	(1,060)	(202)	(539)	(83)	918	(1,556)

Equity in results of non-consolidated companies	3	8	2	-	19	1	33
Financial income (expenses), net	(134)	(2)	-	-	(82)	-	(218)
Other taxes	(2)	(3)	-	(1)	(15)	-	(21)
Other expenses, net	(1)	-	-	-	8	-	7

Income (loss) before income taxes and
minority interest	387	74	56	(17)	(153)	(5)	342

Income tax benefits (expense)	(133)	(20)	(13)	6	44	-	(116)

Minority interest	(32)	(15)	(6)	2	9	-	(42)

Net income (loss)	222	39	37	(9)	(100)	(5)	184

14. Segment Information (Continued)

	Six-month period ended June 30, 2004

	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy	disclosure)	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	1,156	9,417	738	1,436	4,042	-	-	16,789
Inter-segment net operating revenues	7,329	3,291	133	188	72	-	(11,013)	-

Net operating revenues (1)	8,485	12,708	871	1,624	4,114	-	(11,013)	16,789

Cost of Sales	(3,184)	(11,117)	(829)	(827)	(3,693)	-	10,975	(8,675)
Depreciation, depletion and amortization	(679)	(192)	(48)	(214)	(18)	(12)	-	(1,163)
Exploration, including exploratory dry holes	(160)	-	-	(44)	-	-	-	(204)
Selling, general and administrative expenses	(106)	(416)	(75)	(153)	(226)	(270)	67	(1,179)
Research and development expenses	(51)	(27)	(4)	(1)	(2)	(29)	-	(114)
Other operating expenses	(29)	(53)	(44)	(34)	-	-	17	(143)

Costs and expenses	(4,209)	(11,805)	(1,000)	(1,273)	(3,939)	(311)	11,059	(11,478)

Equity in results of non-consolidated companies	-	13	41	47	-	1	-	102
Financial income (expenses), net	(304)	(70)	(139)	(213)	(12)	(72)	-	(810)
Employee benefit expense	-	-	-	-	-	(312)	-	(312)
Other taxes	(3)	(14)	(13)	(17)	(25)	(198)	-	(270)
Other expenses, net	(47)	(21)	(17)	22	(16)	(39)	1	(117)

Income (loss) before income taxes and
minority interest	3,922	811	(257)	190	122	(931)	47	3,904

Income tax benefits (expense)	(1,533)	(260)	52	(4)	(46)	473	(15)	(1,333)
Minority interest	61	(5)	70	(53)	-	-	-	73

Net income (loss)	2,450	546	(135)	133	76	(458)	32	2,644

(1)	Net operating revenues and the cost of sales relative to the periods prior to third quarter of 2004 were reclassified between the International segment and the Supply segment in relation to offshore operations that were being allocated to the International segment. There was no significant impact on the results reported for these segments. .

14. Segment Information (Continued)

	Six-month period ended June 30, 2004

	International

	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	350	457	181	433	15	-	1,436
Inter-segment net operating revenues	508	521	14	5	-	(860)	188

Net operating revenues	858	978	195	438	15	(860)	1,624

Cost of sales	(221)	(845)	(157)	(440)	(15)	851	(827)
Depreciation, depletion and amortization	(167)	(31)	(6)	(5)	(5)	-	(214)
Exploration, including exploratory dry holes	(44)	-	-	-	-	-	(44)
Selling, general and administrative expenses	(46)	(24)	(4)	(29)	(50)	-	(153)
Research and development expenses	-	-	-	-	(1)	-	(1)
Other operating expenses	-	-	(34)	-	-	-	(34)

Costs and expenses	(478)	(900)	(201)	(474)	(71)	851	(1,273)

Equity in results of non-consolidated
companies	2	8	7	-	30	-	47
Financial income (expenses), net	(153)	(5)	-	-	(55)	-	(213)
Other taxes	(2)	(3)	-	(3)	(9)	-	(17)
Other expenses, net	(26)	1	39	-	8	-	22

Income (loss) before income taxes and

minority interest	201	79	40	(39)	(82)	(9)	190

Income tax benefits (expense)	(72)	(22)	(6)	14	82	-	(4)

Minority interest	3	(2)	(1)	(2)	(51)	-	(53)

Net income (loss)	132	55	33	(27)	(51)	(9)	133

14. Segment Information (Continued)

Capital expenditures incurred by segment for the six-month periods ended June 30, 2005 and 2004 are as follows:

	Six-month period ended June 30,

	2005	2004

Exploration and Production	2,578	1,875
Supply	803	626
Gas and Energy	342	73
International
Exploration and Production	361	218
Supply	26	21
Distribution	4	7
Gas and Energy	7	3
Distribution	94	47
Corporate	190	85

	4,405	2,955

15. Subsequent Events

a) Stock split

On July 22, 2005, the Extraordinary General Meeting approved a four to one stock split, resulting in the distribution of 3 (three) new shares of the same class for each share held, based on the shareholding structure at August 31, 2005. At the same date, an amendment to Article 4 of the Company’s By Laws to cause capital be divided into 4,386,151 thousand shares, of which 2,536,673 thousand are common and 1,849,478 thousand are preferred shares, with no nominal value, was approved; such amendment to the Company’s By Laws will be effective from September 1, 2005. The relation between American Depository Receipt (ADR) and shares of each class will be changed from one to four shares for one ADR. The effect of the stock split will be reflected retrospectively in all future financial statements issued after the effective date of stock split.

b) Acquisition of CEG-RIO

PETROBRAS, through its subsidiary Petrobras Gás S/A - GASPETRO, concluded on July 11, 2005 the acquisition of 12.41% of the shares (common and preferred) of Distribuidora de Gás Natural Canalizado CEG-RIO, for US$16.5. With this acquisition, the shareholdings of GASPETRO in said company are increased to 37.41% . The Company will account for its investment using the equity method, retrospectively from the date of the initial investment.

c) Approval of Shelf Registration by Securities and Exchange Commission – SEC

On July 28, Securities and Exchange Commission – SEC approved the Shelf Registration of PETROBRAS and its subsidiary PETROBRAS INTERNACIONAL FINANCE COMPANY, enabling the Company to issue fixed or variable marketable securities of up to US$ 6.5 billion over the next 24 months. Such issuances, if and when occurring, to be subject to registered debt offering memorandums and other public offerings requirements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 24, 2005

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.